                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)



                          AMERICAN HEALTHCHOICE, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)


                                    02592910
                                 (CUSIP Number)



                             JERRY D. KENNETT, M.D.
                                401 KEENE STREET
                              COLUMBIA, MO  65201
                                 (573) 876-1689
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  MAY 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                              Page 1 of 52 Pages
                         Index to Exhibits on Page 10

     This Amendment No. 3 supplements and amends the Statement on Schedule 13D filed on March 18, 1996 (the "Schedule 13D") by Michael S. Baskauskas, John A. Crouch, M.D., Earl L. Jennings, Jr., Jerry D. Kennett, M.D., Merlin Kirby, M.D., Charles E. McDowell, H. Jerry Murell, M.D. and Kurt E. Starnes. Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     Item 3 is hereby amended by adding the following two paragraphs after the second paragraph thereof.

          On May 31, 1996, the Remaining Option Holders exercised an option granted pursuant to the Stock Option Agreement to purchase 333,333 shares of Common Stock (the "First Option") and, in connection therewith, paid to the Company an aggregate exercise price equal to $750,000 (less the $100,000 nonrefundable option fee previously paid to the Company on March 18, 1996 (the "First Option Fee")) as follows: (i) Jerry D. Kennett, M.D. paid $328,125 (less $43,750, constituting the portion of the First Option Fee paid by him) in respect of 145,833 shares of Common Stock issuable upon exercise of the First Option; (ii) John A. Crouch, M.D. paid $249, 975 (less $33,330, constituting the portion of the First Option Fee paid by him) in respect of 111,100 shares of Common Stock issuable upon exercise of the First Option; (iii) Merlin Kirby, M.D. paid $85,950 (less $11,460, constituting the portion of the First Option Fee paid by him) in respect of 38,200 shares of Common Stock issuable upon exercise of the First Option; and (iv) H. Jerry Murrell, M.D. paid $85,950 (less $11,460, constituting the portion of the First Option Fee paid by him) in respect of 38,200 shares of Common Stock issuable upon exercise of the First Option. On May 31, 1996, in accordance with the terms of the Stock Option Agreement the Remaining Option Holders also paid to the Company a non-refundable option fee in the amount of $100,000, as follows: (i) Jerry D. Kennett, M.D. paid $43,750 of such fee; (ii) John A. Crouch M.D. paid $33,330 of such fee;
     (iii) Merlin Kirby, M.D. paid $11,460 of such fee; and (iv) H. Jerry Murrell, M.D. paid $11,460 of such fee.

          The foregoing amounts paid by Jerry D. Kennett, M.D. were obtained from his personal funds and borrowings pursuant to a promissory note, dated May 31, 1996 (the "Kennett Promissory Note"), with NationsBank, N.A. ("NationsBank"). The foregoing amounts paid by John A. Crouch were obtained from his personal funds and borrowings pursuant to a promissory note, dated May 30, 1996 (the "Crouch Promissory Note"), with Boone County National Bank ("BCNB"). The foregoing amounts paid by Merlin Kirby, M.D. were obtained from his personal funds. The foregoing amounts paid by H. Jerry Murrell, M.D. were obtained from his personal funds and borrowings pursuant to a promissory note, dated May 28, 1996 (the "Murrell Promissory Note"), with First National Bank & Trust Co. ("First National"). Copies of the Kennett Promissory Note, the Crouch Promissory Note and the Murrell Promissory Note are attached as Exhibits 4, 5 and 6, respectively, hereto and incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Item 4 is hereby amended by deleting the last paragraph thereof and substituting therefor the following two paragraphs:

          The principal purpose of each of the Remaining Option Holders in exercising the First Option was to acquire direct ownership of a substantial number of shares of Common Stock in accordance with the terms of the Stock Option Agreement.

          The Remaining Option Holders reserve the right at any time and from time to time to acquire additional shares of Common Stock upon exercise of the options granted pursuant to the Stock Option Agreement or otherwise, to dispose of any shares of Common Stock so acquired or to take any other action with respect to the Company or any of its securities in any manner permitted by law. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     Item 5 is hereby amended by deleting the second, third and fourth paragraphs thereof and substituting therefor the following three paragraphs:

          Immediately following the issuance of the shares of Common Stock issuable upon exercise of the First Option, and by reason of the remaining options granted pursuant to the Stock Option Agreement and the provisions of the Initial Allocation Agreement (as defined below) and the Second Allocation Agreement (as defined below): (i) Jerry D. Kennett, M.D. will beneficially own 346,726 shares of Common Stock (including 200,893 shares purchasable upon the exercise of the remaining options granted pursuant to the Stock Option Agreement) or 4.6% of the total number of shares of Common Stock outstanding; (ii) John A. Crouch, M.D. will beneficially own 264,146 shares of Common Stock (including 153,046 shares purchasable upon the exercise of the remaining options granted pursuant to the Stock Option Agreement) or 3.5% of the total number of shares of Common Stock outstanding; (iii) Merlin Kirby, M.D. will beneficially own 90,822 shares of Common Stock (including 52,622 shares purchasable upon the exercise of the remaining options granted pursuant to the Stock Option Agreement) or 1.2% of the number of shares of Common Stock outstanding;

     and (iv) H. Jerry Murrell, M.D. will beneficially own 90,822 shares of Common Stock (including 52,622 shares purchasable upon the exercise of the remaining options granted pursuant to the Stock Option Agreement) or 1.2% of the number of shares of Common Stock outstanding. Each of Jerry D. Kennett, M.D., John A. Crouch, M.D., Merlin Kirby, M.D. and H. Jerry Murrell, M.D. (collectively, the "Remaining Option Holders") will have sole power to vote and dispose of the shares of Common Stock acquired by him upon exercise of the First Option or any of the remaining options granted pursuant to the Stock Option Agreement and the right to receive any dividends from, or the proceeds from the sale of, all such shares of Common Stock.

          As a result of the Stock Option Agreement, the Initial Allocation Agreement and the Second Allocation Agreement, the Remaining Option Holders may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, each of the Remaining Option Holders may be deemed to be the beneficial owner of all of the 792,516 shares of Common Stock beneficially owned by the Remaining Option Holders in the aggregate or 10.6% of the total number of shares of Common Stock outstanding.

          The percentages set forth in the preceding paragraphs are based on 7,482,517 shares of Common Stock outstanding (including (i) 6,690,001 shares of Common Stock actually outstanding prior to the exercise of the First Option, based on information previously provided by the Company to the Remaining Option Holders, (ii) 333,333 shares of Common Stock to be issued in respect of the exercise of the First Option, and (iii) 459,183 shares of Common Stock issuable upon exercise of the remaining options granted pursuant to the Stock Option Agreement).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SECURITIES
          OF THE ISSUER.
          --------------------------------------------

     Item 6 is hereby amended by adding the following paragraphs to the end thereof:

          In connection with his borrowings under the Kennett Promissory Note, pursuant to a pledge agreement, dated May 31, 1996 (the "Kennett Pledge Agreement"), Jerry D. Kennett, M.D. has pledged to NationsBank, as security for the repayment of such borrowings, the shares of Common Stock to be issued to him as a result of the exercise of the First Option. In connection with his borrowings under the Crouch Promissory Note, pursuant to a pledge agreement, dated May 30, 1996 (the "Crouch Pledge Agreement), John A. Crouch M.D. has pledged to BCNB, as security for the repayment of such borrowings, the shares of Common Stock to be issued to him as a result of the exercise of the First Option. In connection with his borrowings under the Murrell Promissory Note, pursuant to a pledge agreement, dated May 28, 1996 (the "Murrell Pledge Agreement), H. Jerry Murrell, M.D. has pledged to First National, as security for the repayment of such borrowings, the shares of Common Stock to be issued to him as a result of the exercise of the First Option. Copies of the Kennett Pledge Agreement, the Crouch Pledge Agreement and the Murrell Pledge Agreement are attached as Exhibits 7, 8 and 9, respectively, hereto and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Item 7 is hereby amended by adding the following exhibits:

Exhibit
  No.               Description
- -------        --------------------
   4           Kennett Promissory Note

   5           Crouch Promissory Note

   6           Murrell Promissory Note

   7           Kennett Pledge Agreement

   8           Crouch Pledge Agreement

   9           Murrell Pledge Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  June 7, 1996                          /s/ John A. Crouch, M.D.
                                             -----------------------------------
                                             John A. Crouch, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  June 5, 1996                          /s/ Jerry D. Kennett, M.D.
                                             -----------------------------------
                                             Jerry D. Kennett, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  June 5, 1996                          /s/ Merlin Kirby, M.D.
                                             -----------------------------------
                                             Merlin Kirby, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other persons signing this Statement.



Date:  June 6, 1996                          /s/ H. Jerry Murrell, M.D.
                                             -----------------------------------
                                             H. Jerry Murrell, M.D.

                               INDEX TO EXHIBITS
                               -----------------

EXHIBIT                                       SEQUENTIAL
  NO.          DESCRIPTION                     PAGE NO.
- -------   --------------------------------    ----------
   4      Kennett Promissory Note                 11

   5      Crouch Promissory Note                  20

   6      Murrell Promissory Note                 24

   7      Kennett Pledge Agreement                27

   8      Crouch Pledge Agreement                 39

   9      Murrell Pledge Agreement                42

                                   EXHIBIT 4
                                   ---------

NationsBank, N.A.



Term Note


Date:  May 31, 1996                                         Amount:  $600,000.00

                                               Maturity Date:  December 31, 1996

in Favor of

Bank:

                                      NationsBank, N.A. (the "Bank" or "Lender")

Banking Center:

                                Private Banking
                             Representative Office
                               767 Fifth Avenue
                                   6th Floor
                           New York, NY  10153-0083



From

Borrower:

                             Jerry D. Kennett, M.D.
                              2801 Peppertree Lane
                           Columbia, Missouri  65201

                          Jerry D. Kennett, M.D., P.C.
                              2801 Peppertree Lane
                           Columbia, Missouri  65201

                         collectively (the "Borrower")



NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


FOR VALUE RECEIVED, the undersigned Borrower unconditionally, jointly and severally promises to pay to the order of NationsBank, N.A. (the "Bank" of "Lender"), its successors and assigns, without setoff, at its offices indicated at the beginning of this Note, or at such other place as may be designated by Bank, the principal amount of Six Hundred Thousand and 00/100 Dollars ($600,000.00), or so much thereof as may be advanced from time to time in immediately available funds, together with interest computed daily on the outstanding principal balance hereunder, at an annual interest rate, and in accordance with the payment schedule, indicated below.


1.   RATE

The Rate shall be the Prime Rate, plus one-half percent (.5%), per annum. The "Prime Rate" is the fluctuating rate of interest established by Lender from time to time, at its discretion, whether or not such rate shall be otherwise published. The Prime Rate is established by Lender as an index and may or may not at any time be the best or lowest rate charged by Lender on any loan.

     Notwithstanding any provision of this Note, Lender does not intend to charge and Borrower shall not be required to pay any amount of interest or other charges in excess of the maximum permitted by the applicable law of the State of New York; if any higher rate ceiling is lawful, then that higher rate ceiling shall apply. Any payment in excess of such maximum shall be refunded to Borrower or credited against principal, at the option of Bank.

2.   ACCRUAL METHOD

Interest at the Rate set forth above will be calculated by the 365/360 day method (a daily amount of interest is computed for a hypothetical year of 360 days; that amount is multiplied by the actual number of days for which interest is charged).

3.   DAY AND METHOD OF PAYMENT

The Borrower shall make each payment of principal and interest hereunder not later than 1:00 P.M. (New York City time) on the day when due in lawful money of the United States of America to the Lender at its offices set forth below:

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.

                                        NationsBank, N.A.
                                        Credit Service Center
                                        NationsBank Plaza
                                        101 South Tryon Street
                                        Charlotte, North Carolina 28255
                                        Attn:  Stephanie Davis

                                                  or

If by wire transfer:                    NationsBank, N.A.
                                        Charlotte, North Carolina
                                        ABA#053000196
                                        Jerry D. Kennett, M.D.
                                        Acct. No. 651033607

or at such other place as the Lender may from time to time designate, in immediately available funds. At any time a payment is due hereunder, or is not made when due, the Lender may charge the amount thereof to the account of the Borrower. Whenever any payment to be made hereunder shall become due and payable on a day which is not a business day, such payment shall be made on the next succeeding business day and, in the case of any payment of principal, such extension of time shall in such case be included in computing interest on such payment.

4.   PAYMENT SCHEDULE

All payments received hereunder shall be applied first to the payment of any expense or charges payable hereunder or under any other loan documents executed in connection with this Note, then to interest due and payable, with the balance applied to principal, or in such other order as Lender shall determine at its option.

Single Principal Payment. Principal shall be paid in full in a single payment on December 31, 1996. Interest thereon shall be paid monthly, commencing on July 1, 1996, and continuing on the first day of each successive month thereafter, with a final payment of all unpaid interest at the stated maturity of this Note.

5.   AUTOMATIC PAYMENT

Borrower has elected to authorize Lender to effect payment of sums due under this Note by means of debiting Borrower's account number 651033607. This authorization shall not affect the obligation of Borrower to pay such sums when due, without notice, if there are insufficient funds in such account to make such payment in full on the due date thereof, or if Lender fails to debit the account.

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


6. WAIVERS, CONSENTS AND COVENANTS. Borrower, any endorser, or guarantor hereof or any other party hereto (individually an "Obligor" and collectively "Obligors") and each of them jointly and severally: (a) waive presentment, demand, protest, notice of demand, notice of intent to accelerate, notice of acceleration of maturity, notice of protest, notice of nonpayment, notice of dishonor, and any other notice required to be given under the law to any Obligor in connection with the delivery, acceptance, performance, default or enforcement of this Note, any endorsement or guaranty of this Note, any other documents executed in connection with this Note, or any other note or other loan documents now or hereafter executed in connection with any obligation of Borrower to Lender (the "Loan Documents"); (b) consent to all delays, extensions, renewals or other modifications of this Note or the Loan Documents, or waivers of any term hereof or of the Loan Documents, or release or discharge by Lender of any of Obligors, or release, substitution or exchange of any security for the payment hereof, or the failure to act on the part of Lender or any indulgence shown by Lender (without notice to or further assent from any of Obligors), and agree that no such action, failure to act or failure to exercise any right or remedy by Lender shall in any way affect or impair the obligations of any Obligors or be construed as a waiver by Lender of, or otherwise affect, any of Bank's rights under this Note, under any endorsement or guaranty of this Note or under any of the Loan Documents; and (c) agree to pay, on demand, all costs and expenses of collection of this Note or of any endorsement or guaranty hereof and/or the enforcement of Bank's rights with respect to, or the administration, supervision, preservation, protection of, or realization upon, any property securing payment hereof, including, without limitation, reasonable attorney's fees, including fees related to any suit, mediation or arbitration proceeding, out of court payment agreement, trial, appeal, bankruptcy proceedings or other proceeding, in the amount of 15% of the outstanding balance due under this Note.

7. PREPAYMENTS. Prepayments may be made in whole or in part at any time on any loan for which the Rate is based on the Prime Rate. All prepayments of principal shall be applied in the inverse order of maturity, or in such other order as Bank shall determine in its sole discretion.

8. DELINQUENCY CHARGE. To the extent permitted by law, a delinquency charge may be imposed in an amount not to exceed four percent (4%) of the unpaid portion of any payment that is more than fifteen days late. Unless the terms of this Note call for repayment of the entire balance of this Note (both principal and interest) in a single payment and not for installments of interest or principal and interest, the 4% delinquency charge may be imposed not only with respect to regular installments of

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


principal or interest or principal and interest, but also with respect to any other payment in default under this Note (other than a previous delinquency charge), including without limitation a single payment of principal due at the maturity of this Note. In the event any installment, or portion thereof, is not paid in a timely manner, subsequent payments will be applied first to the past due balance (which shall not include any previous delinquency charges), specifically to the oldest maturing installment, and a separate delinquency charge will be imposed for each payment that becomes due until the default is cured.

9. EVENTS OF DEFAULT. The following are events of default hereunder: (a) the failure to pay or perform any obligation, liability or indebtedness of any Obligor to Bank, or to any affiliate or subsidiary of NationsBank Corporation, whether under this Note or any Loan Documents, as and when due (whether upon demand, at maturity or by acceleration); (b) the failure to pay or perform any other obligation, liability or indebtedness of any Obligor to any other party;
(c) the death of any Obligor (if an individual), (d) the commencement of a proceeding against any Obligor for dissolution or liquidation, the voluntary or involuntary termination or dissolution of any Obligor or the merger or consolidation of any Obligor with or into another entity; (e) the insolvency of, the business failure of, the appointment of a custodian, trustee, liquidator or receiver for or for any of the property of, the assignment for the benefit of creditors by, or the filing of a petition under bankruptcy, insolvency or debtor's relief law or the filing of a petition for any adjustment of indebtedness, composition or extension by or against any Obligor; (f) the determination by Lender that any representation or warranty made to Lender by any Obligor in any Loan Documents or otherwise is or was, when it was made, untrue or materially misleading; (g) the failure of any Obligor to timely deliver such financial statements, including tax returns, other statements of condition or other information, as Lender shall request from time to time; (h) the entry of a judgment against any Obligor which Lender deems to be of a material nature, in Bank's sole discretion; (i) the seizure or forfeiture of, or the issuance of any writ of possession, garnishment or attachment, or any turnover order for any property of any Obligor; (j) the determination by Lender that it is insecure for any reason; (k) the determination by Lender that a material adverse change has occurred in the financial condition of any Obligor; or, (l) the failure of Borrower's business to comply with any law or regulation controlling its operation.

10. REMEDIES UPON DEFAULT. Whenever there is a default under this Note (a) the entire balance outstanding hereunder and all other obligations of any Obligor to Lender (however acquired or evidenced) shall, at the option of Bank, become immediately due

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


and payable and any obligation of Lender to permit further borrowing under this Note shall immediately cease and terminate, and/or (b) to the extent permitted by law, the Rate of interest on the unpaid principal shall be increased at Bank's discretion up to the maximum rate allowed by law, or if none, 25% per annum (the "Default Rate"). The provisions herein for a Default Rate shall not be deemed to extend the time for any payment hereunder or to constitute a "grace period" giving the Obligors a right to cure any default. At Bank's option, any accrued and unpaid interest, fees or charges may, for purposes of computing and accruing interest on a daily basis after the due date of the Note or any installment thereof, be deemed to be a part of the principal balance, and interest shall accrue on a daily compounded basis after such date at the Default Rate provided in this Note until the entire outstanding balance of principal and interest is paid in full. Lender is hereby authorized at any time to set off and charge against any deposit accounts of any Obligor, as well as any money, instruments, securities, documents, chattel paper, credits, claims, demands, income and any other property, rights and interests of any Obligor which at any time shall come into the possession or custody or under the control of Lender or any of its agents, affiliates or correspondents, without notice or demand, any and all obligations due hereunder. Additionally, Lender shall have all rights and remedies available under each of the Loan Documents, as well as all rights and remedies available at law or in equity.

11. NON-WAIVER. The failure at any time of Lender to exercise any of its options or any other rights hereunder shall not constitute a waiver thereof, nor shall it be a bar to the exercise of any of its options or rights at a later date. All rights and remedies of Lender shall be cumulative and may be pursued singly, successively or together, at the option of Bank. The acceptance by Lender of any partial payment shall not constitute a waiver of any default or of any of Bank's rights under this Note. No waiver of any of its rights hereunder, and no modification or amendment of this Note, shall be deemed to be made by Lender unless the same shall be in writing, duly signed on behalf of Bank; and each such waiver shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Lender or the obligations of Obligor to Lender in any other respect at any other time.

12. APPLICABLE LAW, VENUE AND JURISDICTION. This Note and the rights and obligations of Borrower and Lender shall be governed by and interpreted in accordance with the law of the State of New York. In any litigation in connection with or to enforce this Note or any endorsement or guaranty of this Note or any Loan Documents, except as expressly provided in any such Loan Document, Obligors, and each of them, irrevocably consent to and

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


confer personal jurisdiction on the courts of the State of New York or the United States located within the State of New York and expressly waive any objections as to venue in any such courts. Nothing contained herein shall, however, prevent Lender from bringing any action or exercising any rights within any other state or jurisdiction or from obtaining personal jurisdiction by any other means available under applicable law.

13. PARTIAL INVALIDITY. The unenforceability or invalidity of any provision of this Note shall not affect the enforceability or validity of any other provision herein and the invalidity or unenforceability of any provision of this Note or of the Loan Documents to any person or circumstance shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances.

14. ARBITRATION. ANY CONTROVERSY OR CLAIM BETWEEN OR AMONG THE PARTIES HERETO INCLUDING BUT NOT LIMITED TO THOSE ARISING OUT OF OR RELATING TO THIS INSTRUMENT, AGREEMENT OR DOCUMENT OR ANY RELATED INSTRUMENTS, AGREEMENTS OR DOCUMENTS, INCLUDING ANY CLAIM BASED ON OR ARISING FROM AN ALLEGED TORT, SHALL BE DETERMINED BY BINDING ARBITRATION IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT (OR IF NOT APPLICABLE, THE APPLICABLE STATE LAW), THE RULES OF PRACTICE AND PROCEDURE FOR THE ARBITRATION OF COMMERCIAL DISPUTES OF J.A.M.S./ENDISPUTE OR ANY SUCCESSOR THEREOF ("J.A.M.S."), AND THE "SPECIAL RULES" SET FORTH BELOW. IN THE EVENT OF ANY INCONSISTENCY, THE SPECIAL RULES SHALL CONTROL. JUDGMENT UPON ANY ARBITRATION AWARD MAY BE ENTERED IN ANY COURT HAVING JURISDICTION. ANY PARTY TO THIS INSTRUMENT, AGREEMENT OR DOCUMENT MAY BRING AN ACTION, INCLUDING A SUMMARY OR EXPEDITED PROCEEDING, TO COMPEL ARBITRATION OF ANY CONTROVERSY OR CLAIM TO WHICH THIS AGREEMENT APPLIES IN ANY COURT HAVING JURISDICTION OVER SUCH ACTION.

     (A) SPECIAL RULES. THE ARBITRATION SHALL BE CONDUCTED IN NEW YORK COUNTY AND ADMINISTERED BY J.A.M.S. WHO WILL APPOINT AN ARBITRATOR; IF J.A.M.S. IS UNABLE OR LEGALLY PRECLUDED FROM ADMINISTERING THE ARBITRATION, THEN THE AMERICAN ARBITRATION ASSOCIATION WILL SERVE. ALL ARBITRATION HEARINGS WILL BE COMMENCED WITHIN 90 DAYS OF THE DEMAND FOR ARBITRATION; FURTHER, THE ARBITRATOR SHALL ONLY, UPON A SHOWING OF CAUSE, BE PERMITTED TO EXTEND THE COMMENCEMENT OF SUCH HEARING FOR UP TO AN ADDITIONAL 60 DAYS.

     (B) RESERVATION OF RIGHTS. NOTHING IN THIS ARBITRATION PROVISION SHALL BE DEEMED TO (I) LIMIT THE APPLICABILITY OF ANY OTHERWISE APPLICABLE STATUTES OF LIMITATION OR REPOSE AND ANY WAIVERS CONTAINED IN THIS INSTRUMENT, AGREEMENT OR DOCUMENT; OR (II) BE A WAIVER BY THE Lender OF THE PROTECTION AFFORDED TO IT BY 12 U.S.C. SEC. 91 OR ANY SUBSTANTIALLY EQUIVALENT STATE LAW;

NationsBank                                                      Promissory Note
New York                                                                    3/95

OR (III) LIMIT THE RIGHT OF THE Lender HERETO (A) TO EXERCISE SELF HELP REMEDIES SUCH AS (BUT NOT LIMITED TO) SETOFF, OR (B) TO FORECLOSE AGAINST ANY REAL OR PERSONAL PROPERTY COLLATERAL, OR (C) TO OBTAIN FROM A COURT PROVISIONAL OR ANCILLARY REMEDIES SUCH AS (BUT NOT LIMITED TO) INJUNCTIVE RELIEF, WRIT OF POSSESSION OR THE APPOINTMENT OF A RECEIVER. THE Lender MAY EXERCISE SUCH SELF HELP RIGHTS, FORECLOSE UPON SUCH PROPERTY, OR OBTAIN SUCH PROVISIONAL OR ANCILLARY REMEDIES BEFORE, DURING OR AFTER THE PENDENCY OF ANY ARBITRATION PROCEEDING BROUGHT PURSUANT TO THIS INSTRUMENT, AGREEMENT OR DOCUMENT. NEITHER THIS EXERCISE OF SELF HELP REMEDIES NOR THE INSTITUTION OR MAINTENANCE OF AN ACTION FOR FORECLOSURE OR PROVISIONAL OR ANCILLARY REMEDIES SHALL CONSTITUTE A WAIVER OF THE RIGHT OF ANY PARTY, INCLUDING THE CLAIMANT IN ANY SUCH ACTION, TO ARBITRATE THE MERITS OF THE CONTROVERSY OR CLAIM OCCASIONING RESORT TO SUCH REMEDIES.

15. BINDING EFFECT. This Note shall be binding upon and inure to the benefit of Borrower, Obligors and Lender and their respective successors, assigns, heirs and personal representatives, provided, however, that no obligations of the Borrower or the Obligors hereunder can be assigned without prior written consent of Bank.

16. CONTROLLING DOCUMENT. To the extent that this Note conflicts with or is in any way incompatible with any other Loan Document concerning this obligation, the Note shall control over any other document, and if the Note does not address an issue, then the Loan Document shall control to the extent that it deals most specifically with an issue.

17. FINAL AGREEMENT: THIS WRITTEN TERM NOTE AND ANY OTHER RELATED LOAN DOCUMENTS CONSTITUTE THE ENTIRE AND FINAL AGREEMENT BETWEEN THE PARTIES, AND SUPERSEDE ALL PRIOR WRITTEN AGREEMENTS AND ALL PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES REGARDING ALL ISSUES ADDRESSED IN THOSE LOAN DOCUMENTS.



                                             /s/ Jerry D. Kennett, M.D.
                                             -----------------------------------
                                             Jerry D. Kennett, M.D.


                                             Jerry D. Kennett, M.D., P.C.



                                        By:  /s/ Jerry D. Kennett, M.D.
                                             -----------------------------------
                                             Jerry D. Kennett, M.D.,
                                             President

NationsBank                                                      Promissory Note
New York                                                                    3/95

NationsBank, N.A.


STATE OF MISSOURI           )
                            )    ss.:
COUNTY OF BOONE             )


  On May 31, 1996 before me personally came Jerry D. Kennett, M.D. to me known, who, by me duly sworn, did depose and say that he resides at Columbia, Missouri; that he is the President of Jerry D. Kennett, M.D., P.C., the corporation described in, and which executed the foregoing instrument; and that he signed his name thereto by authority of the Board of Directors of said corporation.



                                             /s/ Signature Illegible
                                             -----------------------------------



STATE OF MISSOURI           )
                            )    ss.:
COUNTY OF BOONE             )


     On this 31st day of May, 1996, before me personally came Jerry D. Kennett, M.D., to me known and known to me to be the individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.



                                             /s/ Signature Illegible
                                             -----------------------------------

NationsBank                                                      Promissory Note
New York                                                                    3/95

                                   EXHIBIT 5
                                   ---------

- ------------------------------------------------------------------------------------------------------------------------------------
 JOHN A. CROUCH, M.D.                     BOONE COUNTY NATIONAL BANK                Loan Number _________________________________
 806 AUDUBON DRIVE                        720 E. BROADWAY - P.O. BOX 678            Date   MAY 30, 1996
 COLUMBIA, MO  65201                      COLUMBIA, MO  65205                            ----------------------------------------
                                                                                    Maturity Date   JUNE 29, 1996
                                                                                                 --------------------------------
                                                                                    Loan Amount $ 250,000.00
                                                                                               ----------------------------------
                                                                                    Renewal Of __________________________________
     BORROWER'S NAME AND ADDRESS                    LENDER'S NAME AND ADDRESS       SSN/TIN: WMS/TAC
  "I" includes each borrower above, joint and     "You" means the lender, its
 severally.                                        successors and assigns.
- ------------------------------------------------------------------------------------------------------------------------------------

For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of  TWO HUNDRED FIFTY
                                  ------------------
THOUSAND AND NO/100* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
- --------------------------------------------------------------------------------
*   Dollars $  250,000.00
- --            -----------

[X]  Single Advance: I will receive all of this principal sum on  MAY 30, 1996.
                                                                --------------
     No additional advances are contemplated under this note.

[ ] Multiple Advance: The principal sum shown above is the maximum amount of principal I can borrow under this note. On _______________________________
      ____________________ I will receive the amount of $_______________________
      __________________________ and future principal advances are contemplated.
      Conditions: The conditions for future advances are _______________________
      __________________________________________________________________________
      __________________________________________________________________________

      [ ] Open End Credit: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on ______________________________.

      [X]  Closed End Credit: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).
INTEREST: I agree to pay interest on the outstanding principal balance from
      MAY 30, 1996     at the rate of   10.250  % per year until  May 31, 1996 .
      ----------------                ----------                ----------------

[X]  Variable Rate:  This rate may then change as stated below.

      [X]  Index Rate:  The future rate will be 2.000% OVER  the following
                                               --------------
             index rate:  CITIBANK OF NEW YORK PRIME LENDING RATE
                         -----------------------------------------------
      __________________________________________________________________________

      [ ] No Index: The future rate will not be subject to any internal or external index. It will be entirely in your control.

      [X]  Frequency and Timing: The rate on this note may change as often as
             DAILY
           ---------------------------------------------------------------------
             A change in the interest rate will take effect ON THE SAME DAY  .
                                                            --------------------

      [ ] Limitations: During the term of this loan, the applicable annual interest rate will not be more than ___________ % or less than _______________________%. The rate may not change more than _______
             % each ___________________________ .
      Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

      [ ] The amount of each scheduled payment will change. [ ] The amount of the final payment will change.

      [X]  THE AMOUNT DUE AT MATURITY WILL CHANGE.
          ----------------------------------------------------------------------
ACCRUAL METHOD: Interest will be calculated on a       ACTUAL/365       basis.
                                                 ----------------------
POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

      [ ] on the same fixed or variable rate basis in effect before maturity (as indicated above).

      [ ]  at a rate equal to _________________________________________________.
[ ] LATE CHARGE: If a payment is made more than _________ days after it is due, I agree to pay a late charge of _____________________________________
      __________________________________________________________________________

[ ] ADDITIONAL CHARGES: In addition to interest, I agree to pay the following charges which [ ] are [ ] are not included in the principal amount above:
      __________________________________________________________________________
PAYMENTS: I agree to pay this note as follows:

[X]   Interest: I agree to pay accrued interest  ON DEMAND, BUT IF NO DEMAND IS
                                                ------------------------------
      MADE AT MATURITY
      --------------------------------------------------------------------------
      __________________________________________________________________________

[X]   Principal: I agree to pay the principal ON DEMAND, BUT IF NO DEMAND IS
                                              ----------------------------------
      MADE THEN ON JUNE 29, 1996
      --------------------------------------------------------------------------
      __________________________________________________________________________

[ ] Installments: I agree to pay this note in ________ payments. The first payment will be in the amount of $ _______________________________________
      and will be due _____________________________.  A payment of _____________
      will be due$ ________________________________________________thereafter.
      The final payment of the entire unpaid balance of principal and interest will be due _____________________________________________________________.

                                                                   (Page 1 of 4)

ADDITIONAL TERMS:

     SECURITY: THIS PROMISSORY NOTE IS SECURED BY A PLEDGE AGREEMENT DATED MAY 30, 1996 ON 111,100 SHARES OF AMERICAN HEALTHCHOICE, INC. STOCK AND UCC'S FILED IN BOONE COUNTY AND WITH SECRETARY OF STATE ON THE STOCK.

- -----------------------------------------------------------------
[ ] SECURITY:  This note is separately secured by (describe        PURPOSE:  The purpose of this loan is  CONSUMER:  PURCHASE STOCK
 separate document by type and date):                                                                    --------------------------

                                                                   _________________________________________________________________

(This section is for your internal use.  Failure to list a         SIGNATURES:  I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE
 separate security document does not mean the agreement will not   ON PAGE 2).  I have received a copy on today's date.
 secure this note.)
- -----------------------------------------------------------------

Signature for Lender                              X  /s/ John A. Crouch
                                                  ------------------------------
                                                  JOHN A. CROUCH, M.D.


X  /s/ W. Michael Stroupe
- -----------------------------------------------   ______________________________
W. MICHAEL STROUPE, EXECUTIVE VICE PRESIDENT


_______________________________________________   ______________________________


                                                  ______________________________

                                                                   (Page 2 of 4)

DEFINITIONS: As used on page 1, "[X]" means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state in which you are located will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I make on this note will first reduce the amount I owe you for charges which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I make the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advanced at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for setting the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year." If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term "maturity" means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the charges.

SET-OFF: I agree that you may set off any amount due and payable under this note against any right I have to receive money from you.
     "Right to receive money from you" means:
     (1) any deposit account balance I have with you;
     (2) any money owed to me on an item presented to you or in your possession for collection or exchange; and
     (3) any repurchase agreement or other nondeposit obligation.

     "Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

     If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

     You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment on time or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promise, on any debt or agreement I have with you; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due); (6) I make any written statement or provide any financial information that is untrue or inaccurate at the time it was provided;
(7) I do or fail to do something which causes you to believe that you will have difficulty collecting the amount I owe you; (8) any collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (9) I change my name or assume an additional name without first notifying you before making such a change; (10) I fail to plant, cultivate and harvest crops in due season if I am a producer of crops; (11) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible land or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, but are not limited to, the following remedies:
     (1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).
     (2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.
     (3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.
     (4) You may refuse to make advances to me or allow purchases on credit by me.
     (5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all costs of collection, replevin or any other or similar type of cost if I am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:
     (1) demand payment of amounts due (presentment);
     (2) obtain official certification of nonpayment (protest); or
     (3) give notice that amounts due have not been paid (notice of dishonor). I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor).
You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.)
I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit reporting agency.) I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

                                                                    Page 3 of 4)

- ------------------------------------------------------------------------------------------------------------------------------------

   DATE OF          PRINCIPAL           BORROWER'S        PRINCIPAL      PRINCIPAL      INTEREST       INTEREST            INTEREST
 TRANSACTION        ADVANCE               INITIALS        PAYMENTS       BALANCE          RATE        PAYMENTS                PAID
                                        (not required)                                                                     THROUGH:
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /   /
- ------------------------------------------------------------------------------------------------------------------------------------
  /   /       $                                         $          $                           %    $                       /  /
- ------------------------------------------------------------------------------------------------------------------------------------

                                                                    (Page 4 of 4

                                   EXHIBIT 6
                                   ---------

                               PROMISSORY  NOTE

- -------------------------------------------------------------------------------------------------------------------------
 PRINCIPAL      LOAN DATE        MATURITY      LOAN NO      CALL     COLLATERAL     ACCOUNT     OFFICER     INITIALS
$85,000.00      05-28-1996      08-26-1996      604183                                            CLC
- -------------------------------------------------------------------------------------------------------------------------
     References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
- -------------------------------------------------------------------------------------------------------------------------
BORROWER:       H. JERRY MURRELL                           LENDER:    FIRST NATIONAL BANK AND TRUST COMPANY
                BEVERLY R. MURRELL                                    P.O. BOX 1867
                3600 W. VAUGHTER SCHOOL ROAD                          COLUMBIA, MO  65205-1867
                COLUMBIA, MO  65203

======================================================================================================================

PRINCIPAL AMOUNT:  $85,000.00    INITIAL RATE:  9.250%    DATE OF NOTE:  MAY 28,
1996

PROMISE TO PAY. H. JERRY MURRELL AND BEVERLY R. MURRELL ("BORROWER") PROMISE TO PAY TO FIRST NATIONAL BANK AND TRUST COMPANY ("LENDER"), OR ORDER, IN LAWFUL MONEY OF THE UNITED STATES OF AMERICA, THE PRINCIPAL AMOUNT OF EIGHTY FIVE THOUSAND & 00/100 DOLLARS ($85,000.00), TOGETHER WITH INTEREST ON THE UNPAID PRINCIPAL BALANCE FROM MAY 28, 1996, UNTIL PAID IN FULL.

PAYMENT. BORROWER WILL PAY THIS LOAN IN ONE PRINCIPAL PAYMENT OF $85,000.00 PLUS INTEREST ON AUGUST 26, 1996. THIS PAYMENT DUE AUGUST 26, 1996, WILL BE FOR ALL PRINCIPAL AND ACCRUED INTEREST NOT YET PAID. Interest on this Note is computed on a 365/360 simple interest basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the THE NEW YORK PRIME RATE AS PUBLISHED IN THE WALL STREET JOURNAL AND DETERMINED BY AT LEAST 75% OF THE NATION'S 30 LARGEST BANKS (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. Borrower understands that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each DAY. THE INDEX CURRENTLY IS 8.250% PER ANNUM. THE INTEREST RATE TO BE APPLIED TO THE UNPAID PRINCIPAL BALANCE OF THIS NOTE WILL BE AT A RATE OF 1.000 PERCENTAGE POINT OVER THE INDEX, RESULTING IN AN INITIAL RATE OF 9.250% PER ANNUM. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, they will reduce the principal balance due.

LATE CHARGE. If a payment is 15 DAYS OR MORE LATE, Borrower will be charged 5.000% of the regularly scheduled payment.

DEFAULT. Borrower will be in default if any of the following happens: (a) Borrower fails to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished. (d) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. THIS NOTE HAS BEEN DELIVERED TO LENDER AND ACCEPTED BY LENDER IN THE STATE OF MISSOURI. IF THERE IS A LAWSUIT, BORROWER AGREES UPON LENDER'S REQUEST TO SUBMIT TO THE JURISDICTION OF THE COURTS OF BOONE COUNTY, THE STATE OF MISSOURI. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MISSOURI.

RIGHT OF SETOFF. Borrower grants to Lender a contractual possessory security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such accounts.

COLLATERAL. This Note is secured by A COMMERCIAL PLEDGE AND SECURITY AGREEMENT DATED MAY 28, 1996 ON 38,200 SHARES OF AMERICAN HEALTH CHOICE, INC. STOCK.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, EACH BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. EACH BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER(S)) AND US (CREDITOR) FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

BORROWER:



/s/ H. Jerry Murrell                        /s/ Beverly R. Murrell
- -------------------------------             -----------------------------------
H. JERRY MURRELL                            BEVERLY R. MURRELL

                                   EXHIBIT 7
                                   ---------


                            STOCK PLEDGE AGREEMENT
                            ----------------------


          This Stock Pledge Agreement (the "Agreement") is made and entered into as of this 31st day of May, 1996 by and between Jerry D. Kennett, M.D. (an individual) ("Dr. Kennett") and Jerry D. Kennett, M.D., P.C., a Missouri Professional Corporation (each a "Pledgor" and collectively the "Pledgors") and NationsBank, N.A., a national banking association (the "Lender" or the "Secured Party").

                             W I T N E S S E T H:
                             -------------------

          WHEREAS, the Secured Party has agreed to provide to the Pledgors a certain term loan in the principal amount of $600,000 ("Term Loan") evidenced by a promissory note executed by Pledgors in favor of the Lender dated even date herewith ("Term Note") and

          WHEREAS, Pledgor desires to pledge and grant to the Lender to secure the timely payment of the Term Loan and all other indebtedness due Lender pursuant to the Term Note and hereunder and performance of the Pledgors' obligations pursuant to the Term Note a security interest in 145,833 shares of the issued and outstanding common stock of American HealthChoice, Inc. (the "Pledged Stock"); and

          WHEREAS, Pledgor will materially benefit from the Term Loan and advances made, pursuant to the Term Note;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows.

     1.   Pledge of Stock; Other Collateral.
          ---------------------------------

          (a) As collateral security for the payment and performance of all debts, obligations or liabilities now or hereafter existing, absolute or contingent, of Pledgors to Lender under the Term Loan and all other indebtedness payable to this Secured Party pursuant to the Term Note or this Agreement ("Indebtedness") (collectively, the "Secured Obligations"), and subject to
Section 10 hereof, the Pledgors hereby pledge and collaterally assign to the Secured Party, and grant to the Secured Party pursuant to the New York Uniform Commercial Code (the "UCC") a first priority security interest in the Pledged Stock and all of the following:

               (i) all cash, securities, dividends, rights, and other property at any time and from time to time declared or distributed in respect of or in exchange for any or all of the Pledged Stock; and

              (ii) all other property hereafter delivered to the Secured Party in substitution for or in addition to any of the foregoing, all certificates and instruments representing or evidencing such property and all cash, securities, interest, dividends, rights, and other property at any time and from time to time declared or distributed in respect of or in exchange for any or all of the Pledged Stock.

All such Pledged Stock, certificates, instruments, cash, securities, interest, dividends, rights and other property referred to in this Section 1, are herein collectively referred to as the "Collateral." All of the Pledged Stock is currently owned by the Pledgors and represented by the stock certificates listed on Schedule 1 to be appended hereto, which stock certificates, with stock powers
   ----------
duly executed in blank by Pledgor, are being delivered to the Secured Party simultaneously herewith.

          (b) The Pledgor agrees to deliver all the Collateral to the Agent at such location as the Agent shall from time to time designate by written notice pursuant to Section 19 hereof for its custody at all times until termination of this Agreement, together with such instruments of assignment and transfer as requested by the Secured Party.

          (c) All advances, charges, costs and expenses, including reasonable attorneys, fees, incurred or paid by the Secured Party in exercising any right, power or remedy conferred by this Agreement, or in the enforcement thereof, shall become a part of the Secured Obligations secured hereunder and shall be paid to the Secured Party for the benefit of the Secured Party by Pledgor immediately upon demand therefor, with interest thereon until paid in full at the Interest Rate set forth in the Term Note.

     2.   Status of Pledged Stock.  Each Pledgor hereby represents and warrants
          -----------------------
to the Secured Party that (i) all of the shares of Pledged Stock are validly issued and outstanding, fully paid and nonassessable and constitute all the issued and outstanding shares of common stock of American Health Choice, Inc. owned by Pledgors (excluding options to purchase additional shares of common stock of American HealthChoice, Inc. pursuant to that certain Letter Agreement, dated March 8, 1996, among American HealthChoice, Inc. and the optionees named therein ("Option Agreement"), (ii) each Pledgor is the registered and record and beneficial owner of its Pledged Stock, free and clear of all liens, charges, equities, encumbrances and restrictions on pledge or transfer (other than the pledge hereunder and applicable restrictions pursuant to federal and state securities laws, (iii) it has full corporate power, legal right and lawful authority to execute this Agreement and to pledge, assign and transfer its Pledged Stock in the manner and form hereof, and (iv) the pledge, assignment and delivery of its Pledged Stock to the Secured Party pursuant to this Agreement creates a valid and perfected first priority security interest in such Pledged Stock, securing the payment of the Secured Obligations, assuming continuous and uninterrupted possession thereof by the Secured Party. Except as otherwise expressly provided herein, none of the Pledged Stock (nor any interest therein or thereto) shall be sold, transferred or assigned without the Secured Party's prior written consent, which may be withheld for any reason. Each Pledgor covenants with the Secured Party that it shall at all times cause the Pledged Stock to be represented by the certificates now and hereafter delivered to the Secured Party in accordance with Section 1 hereof.

     3.   Preservation and Protection of Collateral.
          -----------------------------------------

          (a) The Secured Party shall be under no duty or liability with respect to the collection, protection or preservation of the Collateral, or otherwise, beyond the use of reasonable care in the custody and preservation thereof while in its possession.

          (b) Each Pledgor agrees to pay when due all taxes, charges, liens and assessments against the Collateral, unless being contested in good faith by appropriate proceedings diligently conducted and against which adequate reserves have been established in accordance with GAAP applied on a consistent basis. Upon the failure of any Pledgor to so pay or contest such taxes, charges, liens or assessments, the Secured Party at its option may pay or contest any of them (the Secured Party having the sole right to determine the legality or validity and the amount necessary to discharge such taxes, charges liens or assessments).

     4.   Default.  Should Pledgors fail to pay the Lender all Secured
          -------
Obligations as of the end of the Business Day on which such Secured Obligations become due and payable and after the expiration of all grace or cure periods, if any, and all extensions or waivers, if any, and should such failure continue, or should any other Event of Default set forth in the Term Note occur and be continuing, or should such Pledgor fail otherwise to comply with the terms hereof (any of the foregoing an "Event of Default"), the Secured Party is given full power and authority, then or at any time thereafter, to sell, assign and deliver or collect the whole or any part of the Collateral, or any substitute therefor or any addition thereto, in one or more sales, with or without any previous demands or demand of performance or, to the extent permitted by law, notice or advertisement, in such order as the Secured Party may elect; and any such sale may be made either at public or private sale at the Secured Party's place of business or elsewhere, either for cash or upon credit or for future delivery, at such price as the Secured Party may reasonably deem fair; and the Secured Party may be the purchaser of any or all Collateral so sold and hold the same thereafter in its own right free from any claim of Pledgors or right of redemption. Demands of performance, advertisements and presence of property and sale and notice of sale are hereby waived to the extent permissible by law. Any sale hereunder may be conducted by an auctioneer or any officer or agent of the Secured Party. Pledgors recognize that the Secured Party may be unable to effect a public sale of the Collateral by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the "Securities Act"), and applicable state law, and may be otherwise delayed or adversely affected in effecting any sale by reason of present or future restrictions thereon imposed by governmental authorities, and that as a consequence of such prohibitions and restrictions the Secured Party may be compelled (i) to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire the Pledged Stock for their own account, for investment and not with a view to the distribution or resale thereof, or (ii) to seek regulatory approval of any proposed sale or sales, or (iii) to limit the amount of Collateral sold to any Person or group. Each Pledgor agrees and acknowledges that private sales so made may be at prices and upon terms less favorable to Pledgors than if such Collateral was sold either at public sales or at private sales not subject to other regulatory restrictions, and that the Secured Party has no obligation to delay the sale of any of the Collateral for the period of time necessary to permit the issuer of such Collateral to register or otherwise qualify them, even if such issuer would agree to register or otherwise qualify such Collateral for public sale under the Securities Act or applicable state law. Each Pledgor further agrees, to the extent permitted by applicable law, that the use of private sales made under the foregoing circumstances to dispose of the Collateral shall be deemed to be dispositions in a commercially reasonable manner. Each Pledgor hereby acknowledges that a ready market may not exist for the Pledged Stock if it is not then traded on a national securities exchange or quoted on an automated quotation system and agrees and acknowledges that in such event the Pledged Stock may be sold for an amount less than a pro rata share of the fair market value of the issuer's assets minus its liabilities. In addition to the foregoing, the Secured Party may exercise such other rights and remedies as may be available under the Term Note, at law (including without limitation the UCC) or in equity.

     5.   Proceeds of Sale.  The proceeds of the sale of any of the Collateral
          ----------------
and all sums received or collected from or on account of such Collateral shall be applied to the payment of expenses incurred or paid by the Secured Party in connection with any sale, transfer or delivery of the Collateral, to the payment of any other costs, charges, reasonable attorneys' fees or expenses mentioned herein, and to the payment of the Secured Obligations or any part thereof, all in such order and manner as the Secured Party may determine and as permitted by applicable law and regulation. The Secured Party shall, upon satisfaction in full of all such Secured Obligations, pay any balance to Pledgors.

     6.  Presentments, Etc.  The Secured Party shall not be under any duty or
         ------------------
obligation whatsoever to make or give any presentments, demands for performances, notices of nonperformance, protests, notice of protest or notice of dishonor in connection with any obligations or evidences of Indebtedness held thereby as collateral, or in connection with any obligations or evidences of Indebtedness which constitute in whole or in part the Secured Obligations secured hereunder

     7.   Attorney-in-Fact.  Each Pledgor hereby appoints the Agent as such
          ----------------
Pledgor's attorney-in-fact for the purposes of carrying out the provisions of this Agreement and taking any action and executing any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest; provided, that
                                                               --------
the Secured Party shall have and may exercise rights under this power of attorney only upon the occurrence and during the continuance of a Default or an Event of Default. Without limiting the generality of the foregoing, upon the occurrence and during the continuance of a Default or an Event of Default, the Secured Party shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to such Pledgors representing any dividend, interest payment, principal payment or other distribution payable or distributable in respect to the Collateral or any part thereof and to give full discharge for the same.

     8.  Absolute Rights and Obligations.  All rights of the Secured Party, and
         -------------------------------
all obligations of the Pledgors hereunder, shall be absolute and unconditional irrespective of:

         (a) any lack of validity or enforceability of the Term Note, any other loan document or any other agreement or instrument relating to any of the Secured Obligations;

          (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations, or any other amendment or waiver of or any consent to any departure from the Term Note any other loan document or any other agreement or instrument relating to any of the Secured Obligations;

          (c) any exchange, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations; or

          (d) any other circumstances which might otherwise constitute a defense available to, or a discharge of, any Pledgor in respect of the Secured Obligations or of this Agreement, other than payment.

     9.   Waiver By a Pledgor.  Each Pledgor waives (to the extent permitted by
          -------------------
applicable law) any right to require any Secured Party or any other obligee of the Secured Obligations to (a) proceed against any Person or entity, (b) proceed against or exhaust any Collateral, or (c) pursue any other remedy in its power; and waives (to the extent permitted by applicable law) any defense arising by reason of any disability or other defense of any other Person, or by reason of the cessation from any cause whatsoever of the liability of any other Person or entity. Until all Secured Obligations shall have been fully satisfied, no Pledgor shall have the right of subrogation, and each Pledgor waives any right to enforce any remedy which any Secured Party or any other obligee of the Secured Obligations now has or may hereafter have against any other Person and waives (to the extent permitted by applicable law) any benefit of and any right to participate in any collateral or security whatsoever now or hereafter held by the Secured Party for the benefit of the Lenders. Each Pledgor authorizes the Secured Party without notice (except notice required by applicable law) or demand and without affecting its liability hereunder, the Term Loan or other loan documents from time to time to: (i) take and hold security, other than the Collateral herein described, for the payment of such Secured Obligations or any part thereof, and exchange, enforce, waive and release the Collateral herein described or any part thereof or any such other security; and (ii) apply such Collateral or other security and direct the order or manner of sale thereof as such Secured Party in its discretion may determine.

          The Secured Party may at any time deliver (without representation, recourse or warranty) the Collateral or any part thereof to a Pledgor and the receipt thereof by such Pledgor shall be a complete and full acquittance for the Collateral so delivered, and the Secured Party shall thereafter be discharged from any liability or responsibility therefor.

     10.  Dividends and Voting Rights.
          ---------------------------

          (a) All dividends and other distributions with respect to any of the Pledged Stock shall be subject to the pledge hereunder. All dividends or other distributions with respect to the Pledged Stock shall be promptly delivered to the Secured Party (together with stock powers or instruments of assignment duly executed in blank affixed to any capital stock or other negotiable document or instrument so distributed) to be held, released or disposed of by it hereunder or, at the option of the Secured Party, to be applied to the Secured Obligations hereby secured as they become due.

          (b) So long as no Default or Event of Default shall have occurred and be continuing, the registration of the Collateral in the name of a Pledgor shall not be changed and such Pledgor shall be entitled to exercise all voting and other rights and powers pertaining to the Collateral for all purposes not inconsistent with the terms hereof.

          (c) Upon the occurrence and during the continuance of any Default or Event of Default, at the option of the Secured Party, all rights of a Pledgor to exercise the voting or consensual rights and powers which it is authorized to exercise pursuant to subsection (b) above shall cease and the Secured Party may thereupon (but shall not be obligated to), at its request, cause such Collateral to be registered in the name of the Secured Party or its nominee or agent for the benefit of the Secured Party and/or exercise such voting or consensual rights and powers as appertain to ownership of such Collateral, and to that end each Pledgor hereby appoints the Secured Party as its proxy, with full power of substitution, to vote and exercise all other rights as a shareholder with respect to such Pledged Stock hereunder upon the occurrence and during the continuance of any Default or Event of Default, which proxy is coupled with an interest and is irrevocable prior to termination of this Agreement, and each Pledgor hereby agrees to provide such further proxies as the Secured Party may request; provided, however, that the Secured Party in its discretion may from
         --------  -------
time to time refrain from exercising, and shall not be obligated to exercise, any such voting or consensual rights or such proxy.

     11.  Power of Sale.  Until all Secured Obligations shall have been fully
          -------------
satisfied, the power of sale and other rights, powers and remedies granted to the Secured Party shall continue to exist and may be exercised by the Agent at any time and from time to time irrespective of the fact that any such Secured Obligations or any part thereof may have become barred by any statute of limitations or that the liability of a Pledgor may have ceased.

     12.  Maintenance of Value of Collateral.  At all times until the secured
          ----------------------------------
obligations have been fully satisfied, shall cause to be and remain deposited with and pledged to the Secured Party hereunder, Collateral having a fair market value of not less than $700,000.00 ("Minimum Value"), to consist of the Pledged Stock and such other marketable marginable securities as may be acceptable to the Secured Party, in its sole discretion. For purposes of this provision, "fair market value" of marketable securities shall mean the price of such security last quoted on the New York Stock Exchange, Conversion Stock Exchange or NASDAQ National Market System, as the case may be, without discount or deduction for any restrictions thereon. In the event the market value shall fall below its Minimum Value, the Secured Party shall call the Pledgors to notify them of such fact. Irrespective of whether the Secured Party was able to notify the Pledgor or such shortfall, the Secured Party shall have the right but not the obligation to sell the Collateral at any time that the fair market value thereof falls below $600,000.00 in such manner as permitted by the terms of this Agreement.

     13.  Other Rights.  The rights, powers and remedies given to the Secured
          ------------
Party by this Agreement shall be in addition to all rights, powers and remedies given to any Secured Party by virtue of any statute or rule of law.

Any forbearance or failure or delay by the Secured Party in exercising any right, power or remedy hereunder shall not be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof; and every right, power and remedy of the Secured Party shall continue in full force and effect unless such right, power or remedy is specifically waived by the Lender by an instrument in writing.

     14.  Further Assurances.  Each Pledgor agrees at its own expense to do such
          ------------------
further acts and things, and to execute and deliver such additional conveyances, assignments, financing statements, agreements and instruments, as the Secured Party may at any time reasonably request in connection with the administration or enforcement of this Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto the Secured Party its rights, powers and remedies. Each Pledgor hereby consents and agrees that the issuers of or obligors in respect of the Collateral shall be entitled to accept the provisions hereof as conclusive evidence of the right of the Secured Party to exercise its rights hereunder with respect to the Collateral, notwithstanding any other notice or direction to the contrary heretofore or hereafter given by such Pledgor or any other Person to any of such issuers or obligors.

     15.  Binding Agreement; Assignment.  This Agreement, and the terms,
          -----------------------------
covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto, and to their respective successors and assigns, except that no Pledgor shall be permitted to assign this Agreement or any interest herein or in the Collateral, or any part thereof, or otherwise pledge, encumber or grant any option with respect to the Collateral, or any part thereof, or any cash or property held by the Security Party as Collateral under this Agreement. All references herein to the Secured Party shall include any successor thereof.

     16.  Severability.  In case any lien, security interest or other right of
          ------------
any Secured Party or any provision hereof shall be held to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other lien, security interest or other right granted hereby or provision hereof.

     17.  Counterparts.  This Agreement may be executed in any number of
          ------------
counterparts and all the counterparts taken together shall be deemed to constitute one and the same instrument.

     18.  Termination.  This Agreement and all obligations of the Pledgors
          -----------
hereunder shall terminate without delivery of any instrument or performance of any act by any party on the date when all of the Secured Obligations have been fully satisfied. Upon such termination of this Agreement, the Secured Party shall, at the sole expense of the Pledgors, deliver to each Pledgor the certificates evidencing their Pledged Stock (and any other property received as a dividend or distribution or otherwise in respect of such Pledged Stock), together with any cash then constituting the Collateral, not then sold or otherwise disposed of in accordance with the provisions hereof and take such further actions as may be necessary to effect the same.

     19.  Indemnification.  Each Pledgor hereby covenants and agrees to pay,
          ---------------
indemnify, and hold the Secured Party harmless from and against any and all other out-of-pocket liabilities, costs, expenses or disbursements of any kind or nature whatsoever arising in connection with any claim or litigation by any person resulting from the execution, delivery, enforcement, performance and administration of this Agreement, the Term Note or the transactions contemplated hereby or thereby, or in any respect relating to the Collateral or any transaction pursuant to which such Pledgor has incurred any Secured Obligation (all the foregoing, collectively, the "indemnified liabilities"); provided,
                                                                  --------
however, that the Pledgors shall have no obligation hereunder with respect to
- -------
indemnified liabilities arising from the willful misconduct or gross negligence of the Secured Party. The agreements in this subsection shall survive repayment of all Secured Obligations and termination or expiration of this Agreement.

     20.  Notices.  Any notice shall be conclusively deemed to have been
          -------
received by any party hereto and be effective on the day on which delivered to such party (against receipt therefor) at the address set forth below or such other address as such party shall specify to the other parties in writing (or, in the case of telephonic notice or notice by telecopy (where the receipt of such message is verified by return) expressly provided for hereunder, when received at such telephone or telecopy number as may from time to time be specified in written notice to the other parties hereto or otherwise received), or if sent prepaid by certified or registered mail return receipt requested on the third Business Day after the day on which mailed, or if sent prepaid by a national overnight courier service, on the first Business Day after the day on which delivered to such service against receipt therefor, addressed to such party at said address:

          (a)  if to the Pledgors:

               Jerry D. Kennett, M.D.
               2801 Peppertree Lane
               Columbia, Missouri 65201
               Telephone:
               Telecopy:

               with a copy to:

               Craig A. Van Matre, Esq.
               1103 East Broadway, Suite 101
               P.O. Box 1017
               Columbia, Missouri 65205
               Telephone:  (573) 874-7777
               Telecopy:   (573) 875-0017

          (b)  if to the Secured Party:

               NationsBank, N.A.
               Private Banking
               767 Fifth Avenue, 5th Floor
               New York, New York 10153-0083
               Attention:  Ms. Rosemary Vrablic
                           Senior Vice President
               Telephone:  (212) 407-5467
               Telecopy:   (212) 407-5461
               with a copy to:

               Kane Kessler, P.C.
               1350 Avenue of the Americas
               New York, New York 10019
               Attention:  Jeffrey S. Tullman, Esq.
               Telephone:  (212) 541-6222
               Telecopy:   (212) 245-3009

     21.  Governing Law: Waivers.
          ----------------------

          (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED, AND TO BE FULLY PERFORMED, IN SUCH STATE.

          (b) EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY AGREES AND CONSENTS THAT ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN MAY BE INSTITUTED IN ANY STATE OR FEDERAL COURT SITTING IN THE COUNTY OF NEW YORK, STATE OF NEW YORK, UNITED STATES OF AMERICA AND, BY THE EXECUTION AND DELIVERY OF THIS AGREEMENT, EXPRESSLY WAIVES ANY OBJECTION THAT IT MAY HAVE NOW OR HEREAFTER TO THE LAYING OF THE VENUE OR TO THE JURISDICTION OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND IRREVOCABLY SUBMITS GENERALLY AND UNCONDITIONALLY TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING.

          (c) EACH PARTY AGREES THAT SERVICE OF PROCESS MAY BE MADE BY PERSONAL SERVICE OF A COPY OF THE SUMMONS AND COMPLAINT OR OTHER LEGAL PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING, OR BY REGISTERED OR CERTIFIED MAIL (POSTAGE PREPAID) TO THE ADDRESS OF SUCH PARTY PROVIDED IN SECTION 20 OF THIS AGREEMENT
                                                  ----------
OR BY ANY OTHER METHOD OF SERVICE PROVIDED FOR UNDER THE APPLICABLE LAWS IN EFFECT IN THE STATE OF NEW YORK.

          (d)  NOTHING CONTAINED IN SUBSECTIONS (b)  OR  (c)  HEREOF SHALL
                                    ----------------     ----
PRECLUDE ANY PARTY FROM BRINGING ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS IN THE COURTS OF ANY PLACE WHERE ANY OTHER PARTY OR ANY OF SUCH PARTY'S PROPERTY OR ASSETS MAY BE FOUND OR LOCATED. TO THE EXTENT PERMITTED BY THE APPLICABLE LAWS OF ANY SUCH JURISDICTION, EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT AND EXPRESSLY WAIVES, IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING, THE JURISDICTION OF ANY OTHER COURT OR COURTS WHICH NOW OR HEREAFTER, BY REASON OF ITS PRESENT OR FUTURE DOMICILE, OR OTHERWISE, MAY BE AVAILABLE TO IT.

          (e) IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER OR RELATED TO THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR THAT MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THE FOREGOING, EACH PARTY HEREBY AGREES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY AND EACH PARTY HEREBY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY HAVE THAT EACH ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

     IN WITNESS WHEREOF, the parties have duly executed this Pledge Agreement on the day and year first written above.

                                        PLEDGORS:



                                        /s/ Jerry D. Kennett
                                        --------------------------------------
                                        Jerry D. Kennett, M.D.


                                        JERRY D. KENNETT, M.D., P.C.



                                        By:  /s/ Jerry D. Kennett, M.D., P.C.
                                             ---------------------------------
                                             President

                                              SECURED PARTY:

                                              NATIONSBANK, N.A.



                                              By:  /s/ Rosemary T. Vrablic
                                                   -----------------------------
                                                   Rosemary T. Vrablic
                                                   Senior Vice President

                                  SCHEDULE I
                                  ----------

                     NO. OF          NO. OF       CERTIFICATE NOS.
CLASS OF STOCK    SHARES ISSUED  SHARES PLEDGED  FOR PLEDGED SHARES
- --------------    -------------  --------------  ------------------

                                   EXHIBIT 8
                                   ---------

                           GENERAL PLEDGE AGREEMENT


IN CONSIDERATION of any financial accommodation given, to be given or continued to John A. Crouch, M.D. by BOONE COUNTY NATIONAL BANK (hereinafter called "Bank"), and as collateral security for the payment of all debts, obligations or liabilities now or hereafter existing, absolute or contingent, of John A. Crouch. M.D. to Bank (hereinafter called "indebtedness"), the undersigned does hereby assign, transfer, and grant a security interest in or pledge (as the case may be) with Bank the following property:

     111,100 Shares of American Healthchoice, Inc. Stock

(1) Bank may accelerate payment of any indebtedness or require additional collateral whenever it deems itself insecure and the undersigned will at all times maintain with Bank collateral of a character and value satisfactory to Bank.

At any time, without notice, and at the expense of the undersigned, Bank in its name or in the name of its nominee or of the undersigned may, but shall not be obligated to: (1) notify any person obligated on any security, instrument, or other paper subject to this agreement of its rights hereunder; (2) collect by legal proceedings or otherwise all dividends, interest, principal payments and other sums now or hereafter payable upon or on account of said collateral; (3) enter into any extension, reorganization, deposit, merger, or consolidation agreement, or any agreement in anywise relating to or affecting the collateral, and in connection therewith may deposit or surrender control of such collateral thereunder, accept other property in exchange for such collateral and do and perform such acts and things as it may deem proper, and any money or property received in exchange for such collateral shall be applied to the indebtedness or thereafter held by it pursuant to the provisions hereof; (4) make any compromise or settlement it deems desirable or proper with reference to the collateral; (5) insure, process and preserve the collateral; (6) cause the collateral to be transferred to its name or to the name of its nominee; (7) exercise as to such collateral all the rights, powers and remedies of an owner; and (8) perform any obligation of the undersigned hereunder.

Bank shall be under no duty or obligation whatsoever to make or give any presentments, demands for performance, notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Bank as collateral, or in connection with any obligations Or evidences of indebtedness which constitute in whole or in part the indebtedness secured hereunder.

Each of the undersigned waives any right to require Bank to (a) proceed against any person, (b) proceed against or exhaust any collateral, or (c) pursue any other remedy in Bank's power; and waives any defense arising by reason of any disability or other defense of any other of the undersigned or any other person, or by reason of the cessation from any cause whatsoever of the liability of any other of the undersigned or any other person. Until all indebtedness shall have been paid in full: None of the undersigned shall have any right of subrogation, and each of the undersigned waives any right to enforce any remedy which Bank now has or may hereafter have against any other of the undersigned or against any other person and waives any benefit of and any right to participate in any collateral or security whatsoever now or hereafter held by Bank. Each of the undersigned authorizes Bank, without notice or demand and without affecting his liability hereunder or on the indebtedness, from time to time to (a) renew, accelerate or otherwise change the time for payment of, or otherwise change the terms of the indebtedness or any part thereof, including increase or decrease of the rate of interest thereon; (b) take and hold security, other than the collateral herein described, for the payment of the indebtedness of any part thereof, and exchange, enforce, waive and release the collateral herein described or any part thereof or any such other security; (c) apply such collateral or other security and direct the order of manner of sale thereof as bank in its discretion may determine; and (d) release or substitute any other of the undersigned, or any of the endorsers or guarantor of the indebtedness or any part thereof, or any other parties thereto.

Bank may at any time deliver the collateral or any part thereof to any of the undersigned and the receipt of any of the undersigned shall be a complete and full acquittance for the collateral so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

The undersigned agrees to pay prior to delinquency all taxes, charges, liens and assessments against the collateral, and upon the failure of the undersigned to do so Bank at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same.

All advances, charges, costs and expenses, including reasonable attorney's fees, incurred or paid by Bank in exercising any right, power or remedy conferred by this agreement, or in the enforcement thereof, shall become a part of the indebtedness secured hereunder and shall be 'paid to Bank by the undersigned immediately and without demand, with interest thereon at ten per cent (10%) per annum.

The occurrence of any of the following shall be a default under this agreement:
(a) failure to pay up any debt secured hereby when due; (b) failure to perform any other obligation secured hereby when the same should be performed; (c) breach of any warranty contained herein; (d) filing of a petition by or against the undersigned under the bankruptcy or like law, receivership, or assignment for the benefit of creditors; (e) attachment or like levy on any property of the undersigned; (f) the occurrence of an adverse change in the financial condition of the undersigned deemed material to Bank; (g) any financial statement made by the undersigned to Bank proves false; or (h) the collateral becomes, in the judgement of Bank, unsatisfactory in character or value; (i) the occurrence of any sale of all or a substantial part of the assets of the undersigned, other than in the ordinary course of business, or (j) the death, insolvency or cessation of business of the undersigned, or any surety or guarantor of any obligation of the undersigned to Bank.

Upon the happening of any default Bank may declare immediately due and payable all indebtedness secured hereby and shall have all rights and remedies provided by law. Any public sale may be held at any branch office of Bank.

Upon transfer of all or any part of the indebtedness Bank may transfer all or any part of the collateral and shall be fully discharged thereafter from all liability and responsibility with respect to such collateral so transferred, and the transferee shall be vested with all the rights and powers of Bank hereunder with respect to such collateral so transferred; but with respect to any collateral not so transferred Bank shall retain all rights and powers hereby given.

This is a continuing agreement and all the rights, powers and remedies hereunder shall apply to all past, present and future indebtedness of the undersigned to Bank, including that arising under successive transactions which shall either continue the indebtedness, increase or decrease it, or from time to time create new indebtedness after all or any prior indebtedness has been satisfied, and notwithstanding the death, incapacity or bankruptcy of the undersigned or any other event or proceeding affecting the undersigned.

Until all indebtedness shall have been paid in full the power of sale and all other rights, powers and remedies granted to Bank hereunder shall continue to exist and may be exercised by Bank at any time and from time to time irrespective of the fact that the indebtedness or any part thereof may have become barred by any statute of limitations, or that the personal liability of the undersigned may have ceased.

The rights, powers and remedies given to Bank by this agreement shall be in addition to all rights, powers and remedies given to Bank by virtue of any statute or rule of law, Bank may exercise it's banker's lien or right of setoff with respect to the indebtedness in the same manner as if the indebtedness were unsecured. Any forbearance or failure or delay by Bank in exercising any right, power or remedy hereunder shall not be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof; and every right, power and remedy of Bank shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by Bank.

In all cases where but one party executes this agreement all words used herein in the plural shall be deemed to have been used in the singular where the context and construction so require; when this agreement is executed by more than one party all references to the undersigned shall mean any or any one or more of them. The obligations and agreements of the undersigned hereunder are joint and several.

IN WITNESS WHEREOF, the undersigned have executed this agreement this 30th day of May, 1996.


BOONE COUNTY NATIONAL BANK


By:  /s/ W. Michael Stroupe                  /s/ John A. Crouch
     ---------------------------------       -----------------------------------
     W. Michael Stroupe                      John A. Crouch, M.D.


Title: Executive Vice President
       -------------------------------       ___________________________________



                                             ___________________________________

                                   EXHIBIT 9
                                   ---------

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT

- ----------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                      LOAN DATE       MATURITY      LOAN NO      CALL     COLLATERAL     ACCOUNT     OFFICER     INITIALS
$85,000.00                    05-28-1996      08-26-1996      604183                                          CLC
- ----------------------------------------------------------------------------------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
- -----------------------------------------------------------------------------------------------------------------------------------

BORROWER: H. JERRY MURRELL                                                 LENDER:    FIRST NATIONAL BANK AND TRUST COMPANY
          BEVERLY R. MURRELL                                                          P.O. BOX 1867
          3600 W. VAUGHTER SCHOOL ROAD                                                COLUMBIA, MO  65205-1867
          COLUMBIA, MO  65203
===================================================================================================================================

THIS COMMERCIAL PLEDGE AND SECURITY AGREEMENT IS ENTERED INTO BETWEEN H. JERRY MURRELL AND BEVERLY R. MURRELL (REFERRED TO BELOW AS "GRANTOR"); AND FIRST NATIONAL BANK AND TRUST COMPANY (REFERRED TO BELOW AS "LENDER").

GRANT OF SECURITY INTEREST. FOR VALUABLE CONSIDERATION, GRANTOR GRANTS TO LENDER A SECURITY INTEREST IN THE COLLATERAL TO SECURE THE INDEBTEDNESS AND AGREES THAT LENDER SHALL HAVE THE RIGHTS STATED IN THIS AGREEMENT WITH RESPECT TO THE COLLATERAL, IN ADDITION TO ALL OTHER RIGHTS WHICH LENDER MAY HAVE BY LAW.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement:

     AGREEMENT. The word "Agreement" means this Commercial Pledge and Security Agreement, as this Commercial Pledge and Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge and Security Agreement from time to time.

     COLLATERAL. The word "Collateral" means the following specifically described property, which Grantor has delivered or agrees to deliver (or cause to be delivered or appropriate book-entries made) immediately to Lender, together with all Income and Proceeds as described below:

          38200.000 SHARES OF AMERICAN HEALTH CHOICE, INC.______________________

          ______________________________________________________________________

     In addition, the word "Collateral" includes all property of Grantor (however owned), in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitation each of the following:

          (A) ALL PROPERTY TO WHICH LENDER ACQUIRES TITLE OR DOCUMENTS OF TITLE.

          (B) ALL PROPERTY ASSIGNED TO LENDER.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 2
                                  (CONTINUED)

     ===========================================================================


          (C) ALL PROMISSORY NOTES, BILLS OF EXCHANGE, STOCK CERTIFICATES, BONDS, SAVINGS PASSBOOKS, TIME CERTIFICATES OF DEPOSIT, INSURANCE POLICIES, AND ALL OTHER INSTRUMENTS AND EVIDENCES OF AN OBLIGATION.

          (D) ALL RECORDS RELATING TO ANY OF THE PROPERTY DESCRIBED IN THIS COLLATERAL SECTION, WHETHER IN THE FORM OF A WRITING, MICROFILM, MICROFICHE, OR ELECTRONIC MEDIA.

     EVENT OF DEFAULT. The words "Event of Default" mean and include without limitation any of the Events of Default set forth below in the section titled "Events of Default."

     GRANTOR.  The word "Grantor" means H. JERRY MURRELL and BEVERLY R. MURRELL.

     GUARANTOR. The word "Guarantor" means and includes without limitation each and all of the guarantors, sureties, and accommodation parties in connection with the Indebtedness.

     INCOME AND PROCEEDS. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, distributions, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

     INDEBTEDNESS. The word "Indebtedness" means the indebtedness evidenced by the Note, including all principal and interest, together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents.

     LENDER. The word "Lender" means FIRST NATIONAL BANK AND TRUST COMPANY, its successors and assigns.

     NOTE. The word "Note" means the note or credit agreement dated May 28, 1996, in the principal amount of $85,000.00 from H. JERRY MURRELL and BEVERLY R. MURRELL to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of and substitutions for the note or credit agreement.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 3
                                  (CONTINUED)

     ===========================================================================


     OBLIGOR. The word "Obligor" means and includes without limitation any and all persons or entities obligated to pay money or to perform some other act under the Collateral.

     RELATED DOCUMENTS. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

RIGHT OF SETOFF. Grantor hereby grants Lender a contractual possessory security interest in and hereby assigns, conveys, delivers, pledges, and transfers all of Grantor's right, title and interest in and to Grantor's accounts with Lender (whether checking, savings, or some other account), including all accounts held jointly with someone else and all accounts Grantor may open in the future, excluding, however, all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all Indebtedness against any and all such accounts.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that:

     OWNERSHIP. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

     RIGHT TO PLEDGE. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

     BINDING EFFECT. This Agreement is binding upon Grantor, as well as Grantor's heirs, successors, representatives and assigns, and is legally enforceable in accordance with its terms.

     NO FURTHER ASSIGNMENT. Grantor has not, and will not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

     NO DEFAULTS. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements contained in the Collateral which are to be performed by Grantor, if any.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 4
                                  (CONTINUED)

     ===========================================================================


     NO VIOLATION. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO COLLATERAL. Lender may hold the Collateral until all the Indebtedness has been paid and satisfied and thereafter may deliver the Collateral to any Grantor. Lender shall have the following rights in addition to all other rights it may have by law:

     MAINTENANCE AND PROTECTION OF COLLATERAL. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including payment of any liens or claims against the Collateral. Lender may charge any cost incurred in so doing to Grantor.

     INCOME AND PROCEEDS FROM THE COLLATERAL. Lender may receive all Income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all Income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

     APPLICATION OF CASH. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as Income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the Indebtedness or such portion thereof as Lender shall choose, whether or not matured.

     TRANSACTIONS WITH OTHERS. Lender may (a) extend time for payment or other performance, (b) grant a renewal or change in terms or conditions, or (c) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the Indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

     ALL COLLATERAL SECURES INDEBTEDNESS. All Collateral shall be security for the Indebtedness, whether the Collateral is located at one or more offices or branches of Lender and whether or not the office or branch where the Indebtedness is created is aware of or relies upon the Collateral.

     COLLECTION OF COLLATERAL. Lender, at Lender's option may, but need not, collect directly from the Obligors on any of the Collateral all Income and Proceeds or other sums of money and other property

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 5
                                  (CONTINUED)

     ===========================================================================


     due and to become due under the Collateral, and Grantor authorizes and directs the Obligors, if Lender exercises such option, to pay and deliver to Lender all income and Proceeds and other sums of money and other property payable by the terms of the Collateral and to accept Lender's receipt for the payments.

     POWER OF ATTORNEY. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all Income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral;
     (c) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's release and acquittance for Grantor; (d) to file any claim or claims or to take any action or institute or take part in any proceedings, either in Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, at the time and in the manner specified by the Collateral, any necessary instruments or documents.

     PERFECTION OF SECURITY INTEREST. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral. When applicable law provides more than one method of perfection of Lender's security interest, Lender may chose the method(s) to be used. Upon request of Lender, Grantor will sign and deliver any writings necessary to perfect Lender's security interest. If the Collateral consists of securities for which no certificate has been issued, Grantor agrees, at Lender's option, either to request issuance of an appropriate certificate or to execute appropriate instructions on Lender's forms instructing the issuer, transfer agent, mutual fund company, or broker, as the case may be, to record on its books or records, by book-entry or otherwise, Lender's security interest in the Collateral. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect or to continue the security interest granted in this Agreement.

EXPENDITURES BY LENDER. If not discharged or paid when due, Lender may (but shall not be obligated to) discharge or pay any amounts required to be discharged or paid by Grantor under this Agreement, including without limitation all taxes, liens, security interests, encumbrances, and other claims, at any time levied or placed on the Collateral. Lender also may (but shall not be obligated to) pay all costs for insuring, maintaining

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 6
                                  (CONTINUED)

     ===========================================================================


and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses shall become a part of the Indebtedness and, at Lender's option, will (a) be payable on demand, (b) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (i) the term of any applicable insurance policy or (ii) the remaining term of the Note, or (c) be treated as a balloon payment which will be due and payable at the Note's maturity. This Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which lender may be entitled upon the occurrence of an Event of Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility for (a) any depreciation in value of the Collateral or for the collection or protection of any Income and Proceeds from the Collateral, (b) preservation of rights against parties to the Collateral or against third persons, (c) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (d) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

REINSTATEMENT OF SECURITY INTEREST. If payment is made by Grantor, whether voluntarily or otherwise, or by guarantor or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment
(a) to Grantor's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, (b) by reason of any judgment, decree or order of any court or administrative body having jurisdiction over Lender or any of Lender's property, or (c) by reason of any settlement or comprise of any claim made by Lender with any claimant (including without limitation Grantor), the Indebtedness shall be considered unpaid for the purpose of enforcement of this Agreement and this Agreement shall continue to be effective or shall be reinstated, as the case may be, notwithstanding any cancellation of this Agreement or of any note or other instrument or agreement evidencing the Indebtedness and the Collateral will continue to secure the amount repaid or recovered to the same extent as if that amount never had been originally received by Lender, and Grantor shall be bound by any judgment, decree, order, settlement or compromise relating to the Indebtedness or to this Agreement.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 7
                                  (CONTINUED)

     ===========================================================================


EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

     DEFAULT ON INDEBTEDNESS. Failure of Grantor to make any payment when due on the Indebtedness.

     OTHER DEFAULTS. Failure of Grantor to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or in any other agreement between Lender and Grantor.

     FALSE STATEMENTS. Any warranty, representation or statement made or furnished to Lender by or on behalf of Grantor under this Agreement, the Note or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished.

     DEFECTIVE COLLATERALIZATION. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral documents to create a valid and perfected security interest or lien) at any time and for any reason.

     DEATH OR INSOLVENCY. The death of Grantor or the dissolution or termination of Grantor's existence as a going business, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

     CREDITOR OR FORFEITURE PROCEEDINGS. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against the Collateral or any other collateral securing the Indebtedness. This includes a garnishment of any of Grantor's deposit accounts with Lender.

     EVENTS AFFECTING GUARANTOR. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or such Guarantor dies or becomes incompetent.

     ADVERSE CHANGE. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender may exercise any one or more of the following rights and remedies:

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 8
                                  (CONTINUED)

     ===========================================================================


     ACCELERATE INDEBTEDNESS. Declare all Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

     COLLECT THE COLLATERAL. Collect any of the Collateral and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the Indebtedness.

     SELL THE COLLATERAL. Sell the Collateral, at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give or mail to Grantor, or any of them, notice at least ten (10) days in advance of the time and place of any public sale, or of the date after which any private sale may be made. Grantor agrees that any requirement of reasonable notice is satisfied if Lender mails notice by ordinary mail addressed to Grantor, or any of them, at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

     REGISTER SECURITIES. Register any securities included in the Collateral in Lender's name and exercise any rights normally incident to the ownership of securities.

     SELL SECURITIES. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws, notwithstanding any other provision of this or any other agreement. If, because of restrictions under such laws, Lender is or believes it is unable to sell the securities in an open market transaction, Grantor agrees that Lender shall have no obligation to delay sale until the securities can be registered, and may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction, and such a sale shall be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or state securities departments under state "Blue Sky" laws, or if Grantor is an affiliate of the issuer of the securities, Grantor agrees that neither Borrower nor any member of Borrower's family and neither Grantor nor any member of Grantor's family will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT               PAGE 9
                                  (CONTINUED)

     ===========================================================================


     FORECLOSURE. Maintain a judicial suit for foreclosure and sale of the Collateral.

     TRANSFER TITLE. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as its attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

     OTHER RIGHTS AND REMEDIES. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

     APPLICATION OF PROCEEDS. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorney fees as provided below, and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Grantor to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

     CUMULATIVE REMEDIES. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

     AMENDMENTS. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

     APPLICABLE LAW. THIS AGREEMENT HAS BEEN DELIVERED TO LENDER AND ACCEPTED BY LENDER IN THE STATE OF MISSOURI. IF THERE IS A LAWSUIT, GRANTOR AGREES UPON LENDER'S REQUEST TO SUBMIT TO THE JURISDICTION OF THE COURTS OF BOONE COUNTY, THE STATE OF MISSOURI.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT              PAGE 10
                                  (CONTINUED)

     ===========================================================================


     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF MISSOURI.

     ATTORNEYS' FEES; EXPENSES. Grantor agrees to pay upon demand all of Lender's costs and expenses, including attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

     CAPTION HEADINGS. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

     MULTIPLE PARTIES. All obligations of Grantor under this Agreement shall be joint and several, and all references to Grantor shall mean each and every Grantor. This means that each of the Borrowers signing below is responsible for ALL obligations in this Agreement.

     NOTICES. All notices required to be given under this Agreement shall be given in writing, may be sent by telefacsimile, and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier or deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Grantor, notice to any Grantor will constitute notice to all Grantors. For notice purposes, Grantor will keep Lender informed at all times of Grantor's current address(es).

     SEVERABILITY. If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

                   COMMERCIAL PLEDGE AND SECURITY AGREEMENT              PAGE 11
                                  (CONTINUED)

     ===========================================================================


     SUCCESSOR INTERESTS. Subject to the limitations set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

     WAIVER. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

EACH GRANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS PLEDGE AND SECURITY AGREEMENT, AND EACH GRANTOR AGREES TO ITS TERMS. THIS AGREEMENT IS DATED MAY 28, 1996.

GRANTOR:



/s/ H. Jerry Murrell                         /s/ Beverly R. Murrell
- -----------------------------------          -----------------------------------
H. JERRY MURRELL                             BEVERLY R. MURRELL